______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of March 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated March 7, 2002
  Pressrelease, dated March 7, 2002
  Pressrelease, dated March 8, 2002
  Pressrelease, dated March 14, 2002
  Pressrelease, dated March 18, 2002
  Pressrelease, dated March 20, 2002
  Pressrelease, dated March 20, 2002

Press release

Stockholm 7 March, 2002

Changes in Song Networks Holding AB's Board of Directors

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) announces that Paul Salem is leaving the Board of Directors.

Paul Salem has represented Providence Equity Partners on the Board since the spring of 1999 when Providence Equity Partners made its investment in Song Networks.

Providence Equity Partners sold a third of its shareholding in Song Networks in March 2001. This meant that the fund went from having an active role to being a passive investor, in line with its original strategy. Against this background it is natural that the fund's changed status should also be reflected in the board's composition.

For more information please contact:
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Telephone: 08 5631 0219 Mobile: 0701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Exchange: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 in Sweden and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 31 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm 7 March 2002

Tomas Franzén appointed new CEO of Song Networks Holding AB

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announces that the CEO, Ivar Strömberg, is resigning from the Company with effect from 31 March 2002 and will be replaced by Tomas Franzén, the CEO of AU-System AB, who will take up his position on 1 April 2002.

Ivar Strömberg is one of Song Networks' founders and has been the Company's CEO since the start of 1995. He will be replaced by Tomas Franzén, who is currently employed at AU-System AB, where he has been CEO since 1999. He was previously Director of Sales at ICL Data AB. He is also a board member at Allgon AB, BTS AB, ProAct AB and OEM International AB.

Following the change of CEO the Group's management group will consist of

Thomas Franzén, Ari-Jussi Knaapila, Liia Nõu and Tommy Ekström.

"Ivar Strömberg has done a fantastic job in building up Song Networks into the leading alternative broadband operator on the Nordic corporate market. The change of CEO is completely in accordance with Ivar Strömberg's own wishes and a logical consequence of Song Networks becoming a significant Nordic Group over the past six years," says Lars Windfeldt Song Networks' Chairman.

"The Board considers that in Tomas Franzén the Company has a very strong CEO. In the phase that Song Networks is at, we will ensure continued strong growth in combination with a strong focus on profitability, marginal development and cost control. Tomas Franzén has an impressive background from previous positions and has all the best conditions to further develop Song Networks' market position and the process towards achieving the Company's financial goals," he concludes.

"We have now found the right person to replace me. Having started and worked for over six years in what is today's Song Networks, I believe I have the right to step down. My timing has been totally governed by the fact that the right person to take over is now available," says Ivar Strömberg.

"It will be very exciting. I am convinced that the Company has significant potential. Song Networks is seeing excellent growth in its core activities with good, increasing margins. The completed network provides further opportunities to offer corporate customers in the Nordic region top quality services and security at competitive prices. I look forward to taking over at Song Networks," says Tomas Franzén.

For more information, please contact:
Song Networks Holding AB Tomas Franzén, CEO from 1 April 2002 Mobile: +46 705 763 205 tomas.franzen@ausystem.se	Song Networks Holding AB Lars Windfeldt, Chairman Mobile: +44 788 7878061 Mobile: +46 8 701 810 000 lars.windfeldt@defacto.no
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Telephone: +46 8 5631 0219 Mobile: + 46 8 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Exchange: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides broadband solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 31 offices located in the Nordic region. For further information, please visit our website at

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the Company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the Company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm March 8, 2002

Song Networks connects the Nordic region with Europe for Nilfisk-Advance, a global vacuum cleaning leader based in Denmark

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) announces that Song Networks A/S in Denmark and the listed company Nilfisk-Advance A/S have signed a deal worth DKK 6,9 million (SEK 8,4 million) for a duration of 3 years

The solution provided for Nilfisk-Advance in the Nordics is an IP/VPN (Internet Protocol Virtual Private Network) running on Song Networks' transmission network using the MPLS (Multi Protocol Label Switching) protocol, thus allowing for optimal usage of network capacity and maximum network safety. Outside of the Nordic countries, Song Networks provides a packaged deal of third party carriage and local last mile delivery which is also covered by the general Service Level Agreement covering the whole contract.

Nilfisk-Advance is a world leader in industrial vacuum cleaning with production plants in the Nordic countries, Italy and the US and offices in 26 countries. Throughout the Nordic countries and the rest of Europe, Nilfisk-Advance is in the process of centralising data processing. Sites are being connected by a data communications network provided by Song Networks A/S.

"Business applications and shared data as well as e-mail services and web browsing will run on the lines, just to mention some of it. As regards IT services, we want to run as much as possible from a centralised department large enough to maintain round-the-clock operations. Flexible bandwith is a prerequisite for doing things this way. At the moment, headquarters are connected by an 8 Mbit/s line, Nordic factories and branch offices with 2 Mbit/s and branch offices throughout Europe according to their actual need, whether 256 or 512 Kbit/s, says Mr Steen Hernig, Networks Manager of Nilfisk-Advance. "

"For these reasons, we demand of our networks supplier ample bandwidth, excellent service, guaranteed availability and monitoring of lines. We deem that Song Networks is suited to meeting our specific demands in these fields and this, together with a favourable price, is the reason for choosing Song Networks as our supplier," says Mr Steen Hernig.

"We are proud to have been appointed by Nilfisk-Advance, known as a discerning client. Nilfisk-Advance have been very careful all through the process, running tests and monitoring progress. It is a pleasure to work with people of this professional stance, says Lars Netterstrøm, MD of Song Networks A/S. "

For further information, please contact:
Song Networks A/S Lars Netterstrøm, MD Phone: +45 3690 3610 Mobile: +45 2999 3610 lns@songnetworks.dk	Nilfisk-Advance A/S Steen Hernig, Networks Manager Phone: +45 43 23 82 03 shh@nilfisk-advance.dk
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides holistic solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

About Nilfisk-Advance, a leading manufacturer and developer of vacuum cleaning systems World Wide has a headquarter and a production facility in Denmark, another production facility in Sweden plus local offices in all Nordic countries and France, Italy, Spain, Germany, UK, Austria, Switzerland, Belgium and The Netherlands. Nilfisk-Advance is a member of the NKT Group of companies. Visit www.nilfisk-advance.com.

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm 14 March 2002

Song Networks receives order worth SEK 7 million

Song Networks AB, the Swedish subsidiary of Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) has signed a contract with a major Swedish internet provider. The order, initially worth SEK 7 million and running for two years, means that Song Networks will become a total supplier of telephony.

The contract includes direct connection, Free Phone, Unified Messaging and mobile telephony. For the customer, who has previously had a divided infrastructure, having a total supplier for all communication means major savings.

"Customers are increasingly demanding total solutions. The fact that Song Networks won this order in competition with all the major operators was due to our broad coverage on mobile telephony combined with advanced value added services such as Unified Messaging, plus the price and efficiency benefits of the total solution", says Mats Almgren, Sales Director of Song Networks AB.

For further information, please contact:
Song Networks AB Mats Almgren, Sales Director Phone: +46 8 5631 02 40 Mobile: +46 701 810 240 mats.almgren@songnetworks.se	Song Networks Holding AB Jenny Moquist, Investor Relations Manager Phone: +46 8 5631 02 19 Mobile: +46 701-810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides holistic solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has constructed local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network, is one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm March 18, 2002

Song Networks receives order worth NOK 4.5 million

Song Networks AS, the Norwegian subsidiary of Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW), is signing a contract with DHL International AS for the delivery of telephony services to the company's operations in Norway. The contract includes fixed and mobile telephony, totals NOK 4.5 million, and runs for 3 years.

Song Networks has its own fibre optic cables in all locations where DHL operates. This means that DHL's 300 employees at the head office in Oslo and the offices in Kristiansand, Stavanger, Bergen, Ålesund and Trondheim will be directly connected to Song Networks fibre network.

"Cost-effective solutions over our own network are a strength when competing for customers on this section of the market. DHL is a demanding and important customer and a serious supplier is needed. We look forward to a long-term collaboration with them," says Ketil Kivedahl, MD of Song Networks AS.

For more information, please contact:
Song Networks AS Ketil Kivedahl, MD Tel: +47 2150 2450 Mobile: +47 400 00 450 ketil.kivedahl@songnetworks.no	Song Networks AS Lill Jakobsen, Director of PR Tel: +47 2150 2402 Mobile: +47 400 00 402 lill.jakobsen@songnetworks.no
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Tel: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides holistic solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm March 20, 2002

Summons to attend AGM of Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW)

Please find enclosed an English translation of the summons to attend Song Networks Holding AB's AGM on Wednesday 17 April 2002 at 2pm in the City Conference Center, Norra Latin, Drottninggatan 71b, Stockholm.

The summons is being advertised in Post- och Inrikes Tidningar and Dagens Industri on Wednesday 20 March 2002.

Enclosure: Advertisement of summons to attend AGM

For further information, please contact:
Song Networks Holding AB Lena Ekedahl, Legal Counsel Phone: +46 8 5631 0305 Mobile: +46 8 701 810 305 lena.ekedahl@songnetworks.net	Song Networks Holding AB Jenny Moquist, IR Manager Phone: +46 8 5631 0219 Mobile: +46 8 701 810 219 jenny.Moquist@songnetworks.net

Enclosure:

The shareholders of Song Networks Holding AB, 556512-7031, are herewith summoned to an AGM on Wednesday 17 April 2002 at 2pm in the City Conference Center, Norra Latin, Drottninggatan 71b, Stockholm.

Notification etc.
Shareholders wishing to participate in the AGM must

firstly be registered in the share register kept by VPC AB at the latest by Friday 5 April 2002, and secondly notify the company at the latest by Friday 12 April 2002 12pm.

Notification of participation can be made in writing to Song Networks Holding AB, f.a.o.: Lena Ekedahl, Box 501, SE-182 15 Danderyd, by e-mail to lena.ekedahl@songnetworks.net, by fax on +46 (0)8-5631 01 01 or by phone on +46 (0)8-5631 00 00, whereby the number of accompanying assistants must also be notified. The notification should be accompanied by a copy of any power of attorney.

In order to be allowed to participate in the AGM, shareholders who have their shares registered in the name of an authorised agent through a bank's trustee department or other administrator must request temporary entry in the share register at VPC. Shareholders must inform the administrator of this well in advance of 5 April 2002.

Proposed agenda

    Opening of the meeting
    Election of chairman of the meeting
    Perception and approval of list of voters
    Approval of agenda
    Election of one or two minutes-checkers
    Confirmation that the meeting has been duly and properly convened
    Presentation of submitted annual report and auditor's report and of consolidated accounts and consolidated auditor's report
    Decision regarding
    a) adoption of profit/loss statement and balance sheet and of group profit/loss and consolidated balance sheet
    b) allocations in connection with the company's profit/loss in accordance with the adopted balance sheet
    c) freedom of liability for board members and the managing director
    Setting of the board's and the auditor's fees
    Election of board and any board deputies
    The board's proposed change to articles of association
    Conclusion of meeting

The annual report and the auditor's report for the financial year 2001 will be made available at the company's office at Svärdvägen 19, Danderyd as from 3 April 2002, and will be presented at the meeting. Copies of these documents will also be sent to the shareholders who so request and who stipulate their postal address.

Proposed decision

Allocation of the company's loss (Item 8b)
The board proposes that the accumulated loss is carried forward.

Election of board and fees for the board and the auditor (Items 9 and 10)
Shareholders, representing approx. 25 percent of the total number of votes, have made the following proposals:

  Fees for board and auditor: Unchanged amounts, i.e. SEK 300,000 to the chairman and SEK 125,000 to the other members who are not employed within the group. It is proposed the auditor's fee be paid in accordance with an approved invoice.
  Election of board: Re-election of Tommy Ekström, Lars Grönberg, Lennart Lübeck, Viesturs Vucins and Lars Windfeldt.

Change in articles of association (Item 11)
The board proposes that Item 5 in the articles of association be should read as follows: "The company's share capital shall be not less than SEK 8,000,000 and not more than SEK 32,000,000 ".

Stockholm, March 2002

Song Networks Holding AB
The board

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides holistic solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm March 20, 2002

Song Networks to connect 178 locations by an IP/VPN data network for Jysk, a leading retail chain in the Nordic countries

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) announces that Song Networks A/S in Denmark and the listed company Jysk (Jysk Sengetøjslager a/s) have signed a deal for 3 years

Jysk, formerly known as Jysk Sengetøjslager, has more than 80 locations in Denmark, including retail stores, warehouses and offices, and 98 locations in Sweden, of which 95 are retail stores and warehouses. All of these 178 locations are in the process of being connected by a data communications network provided by Song Networks A/S.

The solution provided for Jysk is an IP/VPN (Internet Protocol Virtual Private Network) running on Song Networks' transmission network using the MPLS (Multi Protocol Label Switching) protocol, thus allowing for optimal usage of network capacity. The solution is prepared for distance working and travelling personnel calling in without jeopardizing network safety.

"Jysk needs a data network solution which will support new technology just now being implemented throughout our retail outlets.Our new technology is centrally based, so we demand of our supplier ample bandwidth, excellent service, guaranteed availability and monitoring of lines. We deem that Song Networks are suited to meeting our specific demands in these fields and this, together with a favourable price, is the reason for choosing Song Networks as our supplier," says Mrs Pia Munck, IT Manager of Jysk

"We are looking forward to working for one of the most widely recognised businesses in Denmark. It is a major assignment, but we have got what it takes to fulfill it," says Lars Netterstrøm, MD of Song Networks A/S

For further information, please contact:
Song Networks A/S Lars Netterstrøm, MD Phone: +45 3690 3610 Mobile: +45 2999 3610 lns@songnetworks.dk	Jysk A/S Pia Munck, IT manager Phone: +45 8744 0600 pmu@jysk.com
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides comprehensive solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

About Jysk, formerly known as Jysk Sengetøjslager, is a leading retail chain in Europe and World wide within bedclothes, home textiles and furniture. Further information available on www. jysk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer